UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AMERICAN MEDIA, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1000 American Media Way
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33464
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Media, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended March 31, 2014 within the prescribed time period due to a delay in obtaining and compiling information required to be included therein for the reasons discussed below, which delay could not be eliminated by the Company without unreasonable effort and expense.

As previously reported in a Current Report on Form 8-K, as filed with the Securities and Exchange Commission on June 3, 2014, the Company received written notification from its national distributor (the “Distributor”) for its publications in the U.S. and Canada that, due to non-payment by the Company’s second-largest wholesaler for its publications (the "Wholesaler"), the Distributor would cease shipping the Company’s publications to the Wholesaler. On May 30, 2014, the Wholesaler issued a press release announcing that it was ceasing substantially all distribution operations in the near term. On June 23, 2014, the Wholesaler filed for bankruptcy. The Distributor is working with replacement wholesalers to transition the distribution of the Company’s publications previously handled by the Wholesaler. The Company currently estimates that it will take approximately twelve to twenty four weeks for the transition to be completed and that its revenues could be reduced by approximately $10 million to $20 million during the transition period, depending on the length of time required to complete the transition to the replacement wholesalers. In addition, as previously disclosed, after completing the transition, the Company’s revenues could be temporarily or permanently reduced if consumers at the impacted retailers do not resume purchasing the Company’s publications at the same rate or quantities previously purchased.

The Company is in the process of completing its review and assessment of the impact on its business, financial condition, results of operations and liquidity associated with the disruption in its wholesaler distribution channel. In consideration of the additional time required to review and assess the impact on the financial statements and disclosures to be included in the Company’s Annual Report on Form 10-K, such Form 10-K cannot be timely filed without unreasonable effort and expense. At this time, there can be no assurance that the report of its independent registered public accounting firm to be included in such Form 10-K will not contain an explanatory paragraph regarding the Company’s ability to continue as a going concern. The Company’s revolving credit agreement contains a covenant requiring the Company to deliver within 90 days after its fiscal year end audited annual financial statements in which the audit report is not qualified as to going concern or scope. If the Company is unable to comply with this covenant, an event of default would occur after five business days’ notice from the administrative agent under the revolving credit agreement. As such, the Company is proactively engaging in discussions with the lenders under its revolving credit agreement to obtain a waiver of this covenant until July 15, 2014, but there can be no assurance that such waiver will be obtained.

The Company plans to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2014 no later than the fifteenth calendar day following the prescribed due date of June 30, 2014, being July 15, 2014.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Polimeni	(561)	997-7733
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	Yes ☑	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes ☐	No ☑

Cautionary Statements Regarding Forward-Looking Information

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). These forward-looking statements relate to our current beliefs regarding future events or our future operating or financial performance. By their nature, forward-looking statements involve risks, trends, and uncertainties (including the impact of the current wholesaler disruption on the publishing industry) that could cause actual results to differ materially from those anticipated in any forward-looking statements. We have tried, where possible, to identify such statements by using words such as "believes," "expects," "intends," "estimates," "may," "anticipates," "will," "likely," "project," "plans," "should," "could," "potential" or "continue" and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon our then-current expectations, estimates, and assumptions regarding future events and are applicable only as of the dates of such statements. For important factors that could cause actual results to differ materially from the forward-looking statements included herein, see risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 and the risks and other factors discussed in our other periodic reports filed from time to time with the SEC. Readers are cautioned not to place undue reliance on such forward-looking statements that are part of this Notification of Late Filing on Form 12b-25; actual results may differ materially from those currently anticipated. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

American Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 1, 2014	By	/s/ Christopher Polimeni
Christopher Polimeni
Executive Vice President, Chief Financial Officer and Treasurer